For period ending November 30, 2003
	Exhibit 77Q(2)

File number 811-6475


Strategic Global Income Fund

Section 16 (a) Beneficial Ownership Reporting Compliance

	An initial report under Section 16(a) of the Securities Exchange Act of 1934 was not timely filed for Mr. Joseph A. Varnas, president of the registrant. This delayed report did not involve any transactions in the registrant's common stock but rather related to his election as an officer.